SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Brasil Telecom S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

10553M200**

(CUSIP Number)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425, 7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

CUSIP No. 10553M200	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Telemar Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 161,990,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,990,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,990,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 10553M200	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Tele Norte Leste Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 161,990,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,990,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,990,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 10553M200	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Telemar Norte Leste, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 161,990,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,990,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,990,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 10553M200	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Coari Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 161,990,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,990,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,990,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 10553M200	13D	Page 6 of 14 Pages

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Statement”) relates to the common shares, no par value (the “Common Shares”), of Brasil Telecom, S.A., a corporation (sociedade anônima) organized under the laws of Brazil, which has its principal executive offices located at SIA/Sul, ASP, Lote D, Bloco B, 71215-000 – Setor de Indústria, Brasília, DF, Brazil (“Brasil Telecom”).

Item 2.	IDENTITY AND BACKGROUND.

(a)	Pursuant to Rules 13d-1(a) and 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is filed by Coari Participações S.A. (“Coari”) on behalf of itself and (i) Telemar Participações S.A. (“TmarPart”), (ii) Tele Norte Leste Participações S.A. (“TNL”), and (iii) Telemar Norte Leste, S.A. (“Telemar”, and, together with Coari, TmarPart and TNL, the “Reporting Persons”).

The Reporting Persons have included as Exhibit 99.2 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

(b) & (c)	TmarPart:

TmarPart is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TmarPart is Praia de Botafogo 300, 11th floor, sala 1101 (parte), 22250-040—Rio de Janeiro, RJ, Brazil.

TNL:

TNL is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TNL is Rua Humberto de Campos, 425/8° andar-Leblon, 22430-190 Rio de Janeiro, RJ, Brazil.

Telemar:

Telemar is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged in providing telecommunications services to customers in Brazil. The principal office of Telemar is Rua Humberto de Campos, 425/8° andar-Leblon, 22430-190 Rio de Janeiro, RJ, Brazil.

Coari:

Coari is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiary Brasil Telecom, in providing telecommunications services to customers in Brazil. The principal office of Coari is Rua Humberto de Campos, 425/8° andar-Leblon, 22430-190 Rio de Janeiro, RJ, Brazil.

(d) & (e)	During the last five years, neither the Reporting Persons nor any of their respective directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Persons nor any of their respective directors or executive officers is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding,

CUSIP No. 10553M200	13D	Page 7 of 14 Pages

such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information required by this Item 2 is provided on Exhibit 99.1, which is incorporated by reference herein for each executive officer and director of the Reporting Persons as of the date of the event which requires the filing of this statement, November 17, 2009.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired the Common Shares that are the subject of this Statement through (i) the merger of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom, which was approved by the shareholders of each company on September 30, 2009, and (ii) several prior transactions involving Coari described in detail below.

Coari is a holding company that Telemar, a direct subsidiary of TNL, which in turn is a direct subsidiary of TmarPart, acquired in December 2003, for the purpose of acquiring stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. Coari’s principal assets currently consist of shares of Brasil Telecom.

Coari started its operations on April 25, 2008, when it acquired Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”). Copart 1 was a holding company that was incorporated in January 2008. Copart 2 was a holding company that was incorporated in October 2007. Prior to April 25, 2008, neither Copart 1 nor Copart 2 had any assets or operations.

Between April 25, 2008 and June 17, 2008, Coari acquired:

•

through its subsidiary Copart 1, 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, for an aggregate purchase price of R$1,425 million in transactions conducted over the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros, the “BOVESPA”), and

•

through its subsidiary Copart 2, 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom and 8.3% of the share capital of Brasil Telecom, for an aggregate purchase price of R$898 million in transactions conducted over the BOVESPA.

On July 22, 2008, Coari acquired:

•

through a public tender offer made by its subsidiary Copart 1, 20,826,442 preferred shares of Brasil Telecom Holding, representing 9.1% of the outstanding preferred shares of Brasil Telecom Holding and 5.7% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$635 million, and

•

through a public tender offer made by its subsidiary Copart 2, 13,366,365 preferred shares of Brasil Telecom, representing 4.5% of the outstanding preferred shares of Brasil Telecom and 2.4% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$313 million.

As of December 31, 2008, (1) Copart 1 held 21.1% of the total share capital of Brasil Telecom Holding, and (2) Copart 2 held 10.5% of the total share capital of Brasil Telecom. All of the shares of Brasil Telecom Holding and Brasil Telecom held by Copart 1 and Copart 2 at that time were non-voting preferred shares.

CUSIP No. 10553M200	13D	Page 8 of 14 Pages

On January 8, 2009, Coari’s subsidiary Copart 1 acquired all of the outstanding shares of Invitel S.A. (“Invitel”), and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million. At that time, Invitel owned 100% of the outstanding shares of Solpart Participações S.A. (“Solpart”), which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of Brasil Telecom’s outstanding share capital, including 99.1% of Brasil Telecom’s outstanding voting share capital. As a result of this acquisition, Coari acquired indirect control of Brasil Telecom Holding and Brasil Telecom.

On June 23, 2009, Coari acquired:

•

through a public tender offer made by its subsidiary Copart 1, 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and

•

through a public tender offer made by its subsidiary Copart 2, 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

On July 31, 2009, Coari undertook the transactions described below to eliminate the intermediate holding companies in Coari’s ownership structure of Brasil Telecom Holding and Brasil Telecom:

•	Invitel merged with and into Solpart, with Solpart as the surviving company;

•	Solpart merged with and into Copart 1, with Copart 1 as the surviving company;

•	Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company; and

•	Copart 2 merged with and into Brasil Telecom, with Brasil Telecom as the surviving company.

As a result of these transactions, Brasil Telecom Holding became a direct subsidiary of Coari.

On September 30, 2009, the shareholders of each of Brasil Telecom and Brasil Telecom Holding approved a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. Pursuant to the merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders seeking withdrawal of their common shares) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding (including preferred shares of Brasil Telecom Holding represented by the Brasil Telecom Holding ADSs) was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

As a result of the merger, Brasil Telecom became a direct subsidiary of Coari and Brasil Telecom Holding ceased to exist.

Item 4.	PURPOSE OF TRANSACTION.

The merger of Brasil Telecom Holding with and into Brasil Telecom was the first step in the corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom are undertaking to reorganize Telemar’s interests in Brasil Telecom. The corporate reorganization is expected to be accomplished through three transactions that will occur consecutively and will cumulatively result in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger of Brasil Telecom Holding with and

CUSIP No. 10553M200	13D	Page 9 of 14 Pages

into Brasil Telecom, which was approved by the shareholders of Brasil Telecom and Brasil Telecom Holding on September 30, 2009, (2) a mandatory share exchange (incorporação de ações) under Brazilian law in which shares of Coari, a wholly owned subsidiary of Telemar, will be issued in exchange for shares of Brasil Telecom, other than shares of Brasil Telecom held directly by Coari, and (3) a merger (incorporação) under Brazilian law of Coari with and into Telemar, with Telemar as the surviving company. The share exchange and the Telemar merger are expected to be completed as soon as practicable.

Other than as described above, neither the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.1 hereto, currently has any plan or proposal which relates to the acquisition or disposition of additional Common Shares or any other transaction of a type that would be required to be disclosed herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of November 17, 2009, the total number of issued and outstanding Common Shares was 203,423,176.

(a) & (b)	Coari:

As of November 17, 2009, Coari beneficially owns, and has the sole power to vote and dispose of, 161,990,001 Common Shares, representing 79.6% of the issued and outstanding Common Shares.

The numbers of Common Shares beneficially owned as of November 17, 2009 by directors and executive officers of Coari as of such date are set forth below. Coari disclaims beneficial ownership of such securities of Brasil Telecom beneficially owned by such directors and executive officers.

Coari directors and executive officers*	Number of Common Shares held*
José Mauro Mettrau Carneiro da Cunha (Chairman of the Board of Directors)	1
João de Deus Pinheiro Macedo (Director)	5
Eurico de Jesus Teles Neto (Director)	1
José Augusto da Gama Figueira (Director)	1
Antonio Cardoso dos Santos (Director)	136
Luiz Eduardo Falco Pires Corrêa (Chief Executive Officer)	1
Alex Waldemar Zornig (Chief Financial Officer and Investor Relations Officer)	2
Paulo Altmayer Gonçalves (Officer)	0
Júlio Cesar Pinto (Officer)	1

* As of November 17, 2009, the date of the event which requires the filing of this statement.

Telemar:

As of November 17, 2009, Telemar owns all of the outstanding common shares of Coari. As a result, Telemar beneficially owns, and has the sole power to vote and dispose of, 161,990,001 Common Shares, representing 79.6% of the issued and outstanding Common Shares.

The numbers of Common Shares beneficially owned as of November 17, 2009 by directors and executive officers of Telemar as of such date are set forth below. Telemar disclaims beneficial ownership of such securities of Brasil Telecom beneficially owned by such directors and executive officers.

CUSIP No. 10553M200	13D	Page 10 of 14 Pages

Telemar directors and executive officers*	Number of Common Shares held*
José Mauro Mettrau Carneiro da Cunha (Chairman of the Board of Directors)	1
Luiz Eduardo Falco Pires Corrêa (Director and Chief Executive Officer)	1
João de Deus Pinheiro Macedo (Director)	5
Eurico de Jesus Teles Neto (Director)	1
João Carlos de Almeida Gaspar (Director)	531
Alex Waldemar Zornig (Chief Financial Officer and Investor Relations Officer)	2
Júlio Cesar Pinto (Officer)	1
Paulo Altmayer Gonçalves (Officer)	0
Francisco Aurélio Sampaio Santiago (Officer)	0

* As of November 17, 2009, the date of the event which requires the filing of this statement.

TNL:

As of November 17, 2009, TNL owns 97.4% of the common shares of Telemar. As a result, TNL has the sole power to vote and dispose of, 161,990,001 Common Shares, representing 79.6% of the issued and outstanding Common Shares and may be deemed to beneficially own all of such shares. TNL disclaims beneficial ownership of such securities of Brasil Telecom, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned as of November 17, 2009 by directors and executive officers of TNL as of such date are set forth below. TNL disclaims beneficial ownership of such securities of Brasil Telecom beneficially owned by such directors and executive officers.

TNL directors and executive officers*	Number of Common Shares held*
José Mauro Mettrau Carneiro da Cunha (Chairman of the Board of Directors)	1
Otávio Marques de Azevedo (Director)	18
Alexandre Jereissati Legey (Director)	0
Pedro Jereissati (Director)	0
Fernando Magalhães Portella (Director)	0
Álvaro Furtado de Andrade (Director)	0
João Pedro Amado Andrade (Director)	0
Caio Marcelo de Medeiros Melo (Director)	0
Luiz Eduardo Falco Pires Corrêa (Chief Executive Officer)	1
Alex Waldemar Zornig (Chief Financial Officer and Investor Relations Officer)	2
Paulo Altmayer Gonçalves (Officer)	0
Júlio Cesar Pinto (Officer)	1
Francisco Aurélio Sampaio Santiago (Officer)	0

* As of November 17, 2009, the date of the event which requires the filing of this statement.

CUSIP No. 10553M200	13D	Page 11 of 14 Pages

TmarPart:

As of November 17, 2009, TmarPart owns 53.7% of the common shares of TNL. As a result, TmarPart has the sole power to vote and dispose of, 161,990,001 Common Shares, representing 79.6% of the issued and outstanding Common Shares and may be deemed to beneficially own all of such shares. TmarPart disclaims beneficial ownership of such securities of Brasil Telecom, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned as of November 17, 2009 by directors and executive officers of TmarPart as of such date are set forth below. TmarPart disclaims beneficial ownership of such securities of Brasil Telecom beneficially owned by such directors and executive officers.

TmarPart directors and executive officers*	Number of Common Shares held*
Otávio Marques de Azevedo (Chairman of the Board of Directors)	18
Pedro Jereissati (Director and Chief Executive Officer)	0
José Augusto da Gama Figueira (Director)	1
Carlos Francisco Ribeiro Jereissati (Director)	0
João Pedro Amado Andrade (Director)	0
Caio Marcelo de Medeiros Melo (Director)	0
Celso Fernandez Quintella (Officer)	0

* As of November 17, 2009, the date of the event which requires the filing of this statement.

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in this Item 5(a), there is no shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Common Shares.

(c)	Except as set forth in this Statement, none of the Reporting Persons has effected any transaction in the Common Shares during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements: (1) the Shareholders’ Agreement among AG Telecom Participações S.A. (“A.G. Telecom”), L.F. Tel S.A. (“L.F. Tel”), Asseca Participações S.A. (“Asseca”), BNDES Participações S.A. (“BNDESPar”), Fiago Participações S.A. (“Fiago”), and Fundação Atlântico de Seguridade Social (“FASS”) as parties, with TmarPart, PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), PETROS – Fundação Petrobrás de Seguridade Social (“PETROS”), FUNCEF – Fundação dos Economiários Federais (“FUNCEF”) and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Global Shareholders’ Agreement”) and (2) the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Control Group Shareholders’ Agreement”). The description of the terms of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement, which are filed as Exhibits 99.3 and 99.4 to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 10553M200	13D	Page 12 of 14 Pages

As a result of transactions after April 25, 2008 and prior to September 30, 2009, Asseca and Fiago are no longer shareholders of TmarPart and have no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries.

•

Each increment of 9% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate.

•	PREVI, PETROS and FUNCEF are entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above.

•

AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries.

•	The chief executive officer of TNL will select the other executive officers of TNL.

•	The chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary.

•	BNDESPar, PREVI, PETROS and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries.

•

AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not enter into other shareholders’ agreements with respect to its TmarPart shares, other than the Control Group Shareholders’ Agreement, and not to amend the Control Group Shareholders’ Agreement without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

CUSIP No. 10553M200	13D	Page 13 of 14 Pages

•	to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares; and

•	to sell its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•

to hold pre-meetings prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings; and

•	not to enter into other shareholders’ agreements, other than the Global Shareholders’ Agreement; and

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement.

Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit

99.1	List of Directors and Executive Officers of each Reporting Person as of the date of the event which requires the filing of this statement, November 17, 2009.

99.2	Joint Filing Agreement, dated November 27, 2009.

99.3	Shareholders’ Agreement, dated April 25, 2008, among AG Telecom, L.F. Tel, Asseca, BNDESPar, Fiago, and FASS as parties, with TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties.

99.4	Shareholders’ Agreement, dated April 25, 2008, among AG Telecom, L.F. Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties.

CUSIP No. 10553M200	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2009

COARI PARTICIPAÇÕES S.A.

By	/S/ JÚLIO CESAR PINTO
	Name:	Júlio Cesar Pinto
	Title:	Executive Officer

By	/S/ ALEX WALDEMAR ZORNIG
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer